Exhibit (a)


HIGH EQUITY         PARTNERS L.P. - SERIES 88



                                   March 25, 1998




Dear Unitholder:

          As you are probably aware, Olympia Investors, L.P., a Delaware limited partnership (the "Purchaser"), has made an offer (the "Offer") to purchase units of limited partnership interest of High Equity Partners L.P. - Series 88 (the "Partnership") for $117.00 per Unit.

          Although the General Partners are not making a recommendation with respect to the Offer, the General Partners believe that Unitholders, in making a decision of whether to accept or reject the Offer, should consider the information set forth in the enclosed copy of the Partnership's Statement on
Schedule 14D-9, particularly in Items 3 and 4.

          The enclosed copy of the Partnership's Statement on
Schedule 14D-9, which has been filed with the Securities and Exchange Commission, sets forth the Partnership's response to the Offer. Limited partners are advised to read the Schedule 14D-9 carefully.


                                   Very truly yours,

                                   RESOURCES HIGH EQUITY, INC.